SECURITIES AND  EXCHANGE COMMISSIONS
                          Washington,  DC  20549

                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                     PACIFIC GATEWAY PROPERTIES, INC.
                               Name of Issuer

                    Common Stock, Par Value $1.00 Per Share
                          Title of Class of Securities

                                   694329-10-3
                                   CUSIP Number


                               Mr. Howard A. Jaffe
                            Vice Chairman of the Board
                            The InterGroup Corporation
                       2121 Avenue of the Stars,  Suite 2020
                         Los Angeles, California 90067
                                  (310) 556-1999
                      _________________________________________
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications


                                     February 4, 1996
                   Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [     ]

Page 1 of 5

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CUSIP No. 694329-10-3	                              				(Page 2 of 5 Pages)

1.	Name of Reporting Person		     	Tax Identification Number
   	The Intergroup Corporation		    13-3293645


2.	Check the Appropriate Box if a Member of a Group
   	a.
	   b.
3.	SEC Use Only


4.	Source of Funds
   	WC

5.	Check if Disclosure of Legal Proceedings is Required
   	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
   	Delaware

Number of	                     			7.	Sole Voting Power
Shares				                          	505,000 Shares of Common Stock
Beneficially
Owned by	                        	8. Shared Voting Power
Each
Reporting
Person                        				9.	Sole Dispositive Power
With					                           	505,000 Shares of Common Stock

				                            	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned By Each Reporting Person
    	505,000 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    	Shares _________

13.	Percent of Class Represented by Amount in Row 11
	    13.0%

14.	Type of Reporting Person
    	CO
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                                AMENDMENT NO. 3
                                      TO
                                  SCHEDULE 13D
                         OF THE INTERGROUP CORPORATION
                      REGARDING OWNERSHIP OF COMMON STOCK OF
                         PACIFIC GATEWAY PROPERTIES, INC.

		This Amendment No. 3 to Schedule 13D is being filed by The Intergroup Corporation ("Intergroup") to update information previously furnished in connection with the purchase of the Common Stock, $1 par value per share (the "Stock"), of Pacific
Gateway Properties, Inc. ("PGP"). This Amendment No. 3 reflects further Stock acquisitions by Intergroup.

		The following Items of this Schedule 13D are amended:

Item 3.	Source and Amount of Funds or Other Consideration.
All funds used in making purchases of the Stock were obtained from the working capital of Intergroup.

Item 5.	Interest in Securities of the Issuer.
(a) At the close of business on February 11, 1997, Intergroup beneficially owned 505,000 shares, or approximately
13.0% of the outstanding shares of Stock of PGP.

(b) Intergroup has sole voting and investment power with respect to the Stock disclosed in Item 5(a) above.

(c) Information with respect to transactions effected in the Stock during the past 60 days by Intergroup is set forth in Appendix I hereto.

(d) No person other than Intergroup has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock disclosed in Appendix I hereto.

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                                 SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	February 11, 1997


THE INTERGROUP CORPORATION

By: /s/John V. Winfield
Chairman of the
Board and President

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                             APPENDIX I

		The following table sets forth the trade date for each purchase and sale of Stock by Intergroup, the number of shares of Stock purchased and sold in each such transaction and the price per share in each such transaction effected during the past 60 days. All the shares of Stock were purchased in ordinary brokerage transactions.




                         Number of Shares          Price Per
  Trade Date                Purchased               Share
January 20, 1997               8,500                 $3.77
January 21, 1997              16,600                 $3.98
January 22, 1997               2,400                 $4.00
January 23, 1997               2,000                 $4.13
January 24, 1997               1,500                 $3.85
January 28, 1997                 100                 $3.69
January 30, 1997               1,500                 $3.87
January 31, 1997               1,200                 $4.05
February 3, 1997               5,000                 $4.13
February 4, 1997              20,000                 $4.00
February 7, 1997              26,200                 $4.24
February 11, 1997             35,000                 $4.25

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